EXHIBIT 99.1

POET and Sanan IC Sign LOI to Form $50 Million Joint Venture

Proposed JV Aims to Disrupt the Data Center Market with Superior Economics and Scale using the POET Optical Interposer™

TORONTO, June 30, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and telecommunication markets, today announced that the Company signed a Letter of Intent to establish a joint venture with Xiamen Sanan Integrated Circuit Co. Ltd. (”Sanan IC”) to manufacture cost-effective, high-performance optical engines based on POET’s proprietary CMOS compatible Optical Interposer platform technology.

The proposed joint venture (“JV”) will be formed with contributions of US$50 million based on a combined commitment of cash and intellectual property from Sanan IC and intellectual property and know-how from POET. Sanan IC is a world-class wafer foundry service company with an advanced compound semiconductor technology platform, serving the optical, RF microelectronics and power electronics markets.  Sanan IC is a wholly owned subsidiary of  Sanan Optoelectronics Co., Ltd. (Shanghai Stock Exchange, SSE: 600703), the  leading manufacturer of advanced ultra-high brightness LED epitaxial wafers and chips in the world. The JV is expected to design, develop, manufacture and sell 100G, 200G and 400G optical engines with customized lasers and photodiodes from Sanan IC combined with optical interposer platform technology from POET.  Based on know-how from both companies, such optical engines are engineered for high yield and large-scale to meet the burgeoning market for high-speed data communications applications, including internet data centers and 5G carrier networks.

The proposed joint venture will offer a new generation of cost-effective, high-performance optical engines based on POET’s Optical Interposer to module manufacturers, systems suppliers, data center operators and network providers globally.

“Combining the advanced wafer foundry manufacturing platform capabilities of Sanan IC with the true wafer-scale and hybrid integration approach of the POET Optical Interposer platform, we will be able to offer transceiver manufacturers the ability to span several generations of devices and unlimited scale for high-volume applications at a highly economical price,” said Dr. Suresh Venkatesan, Chairman and Chief Executive Officer of POET Technologies, Inc. “Sanan IC is the world’s preeminent manufacturer of compound semiconductors, and we are excited to partner with them in delivering our next generation solutions.”

“This joint venture has the potential to have a breakthrough on technological innovation as well as product competitiveness,” said Raymond Cai, Chief Executive Officer of Sanan IC. “We will employ Sanan IC’s flexibility and experience in customized lasers and photo diodes with our advanced foundry manufacturing platform capability and extensive capacity with POET’s Optical Interposer platform to enable our joint venture company to offer the market the highest performance optical engines at a competitive price. As a premiere foundry service provider for compound semiconductor wafers, we are pleased to partner with POET on a joint venture to deploy these technologies.”

The global market for optical transceivers is estimated to be US$5.7 billion in 2020 and projected to reach a value of US$9.2 billion by 2025, representing a CAGR of 10.0%, according to MarketsandMarkets Research Private Ltd.

The non-binding Letter of Intent outlines the basic terms and conditions related to the business model and contributions of each of the Parties, and is subject to execution of definitive agreements.

About Sanan IC
Xiamen Sanan Integrated Circuit Co., Ltd. (Sanan IC) is a leading compound semiconductor wafer foundry, serving the RF microelectronics, power electronics and optical markets worldwide. The company was founded in 2014 and is based in Xiamen City in the Fujian Province of China, operating as a subsidiary of Sanan Optoelectronics Co., Ltd. (Shanghai Stock Exchange: 600703). The company develops and provides GaAs, GaN, SiC, and InP foundry services with its state-of-the-art III-V compound semiconductor fabrication facilities. Certified to the ISO9001 international quality standard, ISO14001 environmental management standard, and IATF 16949:2016 Automotive Quality Management System (QMS) standard, Sanan IC empowers the global community of RF, millimeter wave, filter, power electronics, and optical communications markets with its advanced process technology platform. Sanan IC is Dedicated to Driving Compound Semiconductor Innovation. For more information, visit www.sanan-ic.com.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the completion and success of the Company’s proposed joint venture, product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the completion and success of the proposed joint venture, the timing for completion of its development efforts, financing activities, receiving full payment for its sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. There can be no assurance that definitive documentation will be entered into or that a formal joint venture will actually be formed as described in this release. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, the prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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